

September 2, 2025

Andrew Ahlborn
Chief Financial Officer
Ready Capital Corp
1251 Avenue of the Americas, 50th Floor
New York, NY 10020

> **Re: Ready Capital Corp**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Form 10-Q for the quarterly period ended March 31, 2025**
> **File No. 001-35808**

Dear Andrew Ahlborn:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarterly period ended March 31,2025

Note 5. Business Combinations , page 23

1. We note you recorded a bargain purchase gain of $102.5M for the three months ended March 31, 2025 upon acquisition of United Development Funding IV ("UDF IV"). Please tell us in greater detail the reassessment performed under ASC 805-30-25-4 before recognizing the gain. In addition, please expand your disclosures to highlight the facts and circumstances that resulted in your acquisition of UDF IV at a significant discount relative to the fair value of net assets acquired consistent with the guidance in ASC 805-30-50-1(f)(2).

Form 10-K for the fiscal year ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 84

2. We note that your provision for loan losses was approximately $292.8 million, $7.2

million and $34.4 million for the years ended December 31, 2024, 2023 and 2022 respectively and the subsequent increase in your loan recoveries disclosed in your Form 10-Q for the period ended March 31, 2025 of $109.6 million when compared to the $26.5 million for the same period ended March 31, 2024. We further note based on your disclosure on page 130, the significant increase in your general reserve and specific reserves in your allowance for credit losses for your Bridge Loans and Construction Loans respectively as of December 31, 2024 and December 31, 2023. Finally, we also note the significant increase in the number of loan modifications made to borrowers experiencing financial difficulty with 65 such loan modifications entered into during the year ended December 31, 2024 versus 21 loan modifications for the year ended December 31, 2023. Please further expand your disclosures to discuss the factors that led to the significant increase in the provision for loan losses and subsequent recoveries and the increase in your loan modifications made to borrowers experiencing financial difficulty. In that regard, please ensure that your disclosure highlights whether such changes are driven by general macroeconomic conditions and/or whether there were other specific circumstances such as loan type, geographic, market or other contributing to the significant change in your credit losses and allowance amounts between periods. Finally, please ensure your disclosures address whether you expect such disproportionate fluctuations and increase in trends to recur. See Item 303(b)(2)(i) and (ii) of Regulation S-K.

Exhibits

3.   We note you have identified the wrong periodic report in paragraph 1 of the certifications as you reference the quarterly report on Form 10-Q rather than the annual report on Form 10-K. Please file an amendment to your Form 10-K for the fiscal year ended December 31, 2024 in its entirety to revise your certifications to identify the correct periodic report in paragraph 1 of the certifications. We refer you to Compliance & Disclosure Interpretations ("C&DIs") Section 246.14 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Ameen Hamady at 202-551-3891 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction